2116-130 Adelaide St. W.
Toronto, Ontario
Canada M5H 3P5
www.napalladium.com

For Immediate Release	Symbols: TSX - PDL
October 3, 2007	AMEX - PAL

North American Palladium Reports

Drilling Results at the Lac des Iles Mine

Toronto, Canada — North American Palladium Ltd. (“NAP”) is pleased to announce initial drilling results for the Offset High Grade Zone (“OHGZ”) located at its Lac des Iles mine near Thunder Bay, Ontario.  This drill hole data supports previously released mineral resource estimates prepared by Scott Wilson Roscoe Postle (see press release dated April 2, 2007), which estimated that the OHGZ had more than three times the tonnage of the current underground mine in the Roby Zone at similar grades, while still being open along strike to the north, south and at depth.

Jim Excell, President and CEO, made the following comments about this initial drill data: “We are very pleased to see that both the grades and the widths of the mineralization from this in-fill drilling program are consistent with the results of the wider spaced exploration drill holes in this portion of the Offset High Grade Zone.  This consistency provides us with a good degree of confidence in the continuity of the mineralization in the remainder of this zone.  These results support our belief that we have a high quality resource at the Offset High Grade Zone.  Management is committed to extending the mine life at Lac des Iles and we look forward to receiving the results of the preliminary economic assessment that is now underway.”  Management believes that the OHGZ will benefit from existing operations and infrastructure at the Lac des Iles mine, including a mill and a team of experienced underground miners.

The Roby Zone is currently being exploited by means of underground mining methods.  The OHGZ is a fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 metres to the west of the Roby Zone.  A total of 35-40 drill holes are currently planned and the drilling is being undertaken from an exploration drift located to the east of the OHGZ.  The objective of this in-fill drilling program is to complete detailed drilling of the upper portion of the OHGZ with a goal of upgrading the classification of the mineral resources.

The results of the first 8 drill holes are shown in Table 1 below.  A listing of the drill hole collar information can be found on NAP’s website.

Table 1 — Preliminary Results, Offset High Grade Zone Infill Drilling

Hole ID	From (m)	To (m)	Length (m)	Pd g/t	Pt g/t	Ni %	Cu %	Au g/t	Est. True Width (m)
07-009	290.00	296.00	6.00	4.74	0.29	0.17	0.12	0.16	5.1
07-010	359.00	366.00	7.00	9.99	0.49	0.18	0.22	0.38	5.2
07-011	409.00	455.00	46.00	7.24	0.45	0.15	0.11	0.60	29.0
07-013	375.60	390.00	14.40	8.95	0.53	0.12	0.10	0.53	13.0
07-014	466.95	471.00	4.05	5.58	0.56	0.06	0.10	0.35	3.5
07-016	319.56	333.52	13.96	7.48	0.43	0.17	0.15	0.55	9.8
07-031	364.12	372.00	7.88	8.34	0.42	0.09	0.08	0.63	6.0
	Note: Offset zone diked out by large mafic dike at 374.13-395.9m
	399.00	412.00	13.00	8.13	0.42	0.08	0.09	0.49	11.0
07-033	384.40	396.60	12.20	6.22	0.36	0.10	0.11	0.36	9.5

The OHGZ was first identified in 2001 when diamond drilling below the limits of the known mineralization discovered the down-dip continuation of the Roby Zone that was cut off by an offset fault.  The in-fill drilling program is expected to be completed in the fourth quarter of 2007, with assay results being returned by year-end.  A preliminary economic assessment has been commissioned that will examine the economic viability of several exploitation scenarios for the OHGZ.  The results of this preliminary economic assessment are expected to be reported in a Technical Report in the first quarter of 2008.

The assaying performed during this drilling campaign was subject to a formal quality assurance and quality control (QA/QC) program.  Diamond drill core is logged and split on site with split samples transported by NAP to Accurassay Laboratories, an independent accredited laboratory located in Thunder Bay, for analysis.  Approximately 10% of the analyzed samples are sent to and re-sampled by ALS Chemex, a laboratory that is also independent of NAP.  The check samples are being analyzed by ALS Chemex using the same procedures employed by Accurassay.  Ms. Krista Nelson, P.Geo., a geologist employed by NAP, is the qualified person who supervises the QA/QC work carried out for the OHGZ drilling program.  The design and execution of this drilling program was done by the company’s exploration team under the supervision of Mr. Reno Pressacco, P.Geo, a qualified person, who has reviewed and approved the contents of this news release.

North American Palladium is Canada’s foremost primary producer of palladium.  The company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from nickel, platinum, gold and copper by-product metals.  The company is also pursuing three development projects: the Offset High Grade Zone at its Lac des Iles mine, the Shebandowan Project, located approximately 100 kilometers from the mine, and the Arctic Platinum Project in Finland.

Cautionary Statement on Forward-Looking Information

Certain information included in this press release, including information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws.  The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements.  Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in strong demand and prices for palladium and by-product metals; the integrated operation of the company’s underground mine and the open pit mine remain viable operationally and economically; financing will be available on reasonable terms; blended mill feed head grade and mill performance will proceed as expected; mine plan scenarios will be viable; and exploration and development work will proceed as expected.  The company cautions the reader that forward-looking statements involve risks and uncertainties that may cause the actual results or performance of North American Palladium to be materially different from estimated results or performance expressed or implied and that the forward-looking statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan; availability and costs associated with mining inputs and labour; the speculative nature of exploration and development; and other risks associated with the mining business. These factors are discussed in greater detail in the company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

For further information, please contact:

Jim Excell President and Chief Executive Officer Tel: (416) 360-7971 ext. 223
Reno Pressacco Vice President, Exploration and Development Tel: (416) 360-7971 ext. 224